AMENDMENT NO. 2 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 2 TO CREDIT AGREEMENT (this "Amendment No. 2") is made and entered into effective as of the 29th day of August, 2002, by and among **ANN TAYLOR, INC.**, a Delaware corporation ("Borrower"), **THE UNDERSIGNED GUARANTORS**, and **BANK OF AMERICA, N.A.**, a national banking association in its capacity as administrative agent (in such capacity, the "Administrative Agent"), for each of the lenders (the "Lenders") now or hereafter party to the Credit Agreement referenced below.

W I T N E S S E T H:

WHEREAS, the Borrower, the Lenders, the issuing banks named therein, the syndication agents named therein, and the Administrative Agent have entered into an Amended and Restated Credit Agreement dated as of April 30, 2001, as amended by that certain Amendment No. 1 to Credit Agreement dated December 20, 2001, by and among the Borrower, the Administrative Agent and the Guarantors party thereto (as hereby amended and as from time to time further amended, supplemented, modified, replaced, or restated, the "Credit Agreement"), pursuant to which the Lenders agreed to make certain revolving credit and letter of credit facilities available to the Borrower; and

WHEREAS, each of the undersigned Subsidiaries of the Borrower is a Guarantor and has materially benefited and will materially benefit from the Loans made and to be made and the Letters of Credit issued and to be issued under the Credit Agreement; and

WHEREAS, the Borrower has requested that the Credit Agreement be amended as set forth herein and the Requisite Lenders are willing to amend the Credit Agreement as set forth herein; and

WHEREAS, the undersigned Subsidiaries consent to the amendments to the Credit Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and the fulfillment of the conditions set forth herein, and intending to be legally bound, the parties hereto do hereby agree as follows:

1.   Definitions.   The term "Credit Agreement" as used herein and in the Loan Documents shall mean the Credit Agreement as hereby amended and modified. Any capitalized terms used herein without definition shall have the meaning set forth in the Credit Agreement.

2.   Amendment of Section 8.05 of the Credit Agreement. Subject to the terms and conditions set forth herein, the proviso at the end of subsection (d) of Section 8.05 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

> "provided that (A) the aggregate consideration paid pursuant to this clause (d) shall not exceed $50,000,000 for the period from August 29, 2002 to and including August 2, 2003 (the "Buyback Period") and for any Fiscal Year, with any consideration paid during the Buyback Period counting against the Fiscal Year limitation for the Fiscal Year in which such payment is made, (B)

immediately prior to and after giving effect thereto, no Potential Event of Default or Event of Default shall have occurred and be continuing, and (C) on a pro forma basis after giving effect to such Restricted Payment, as evidenced in a certificate of a Responsible Officer, the Leverage Ratio for the four consecutive fiscal quarters ending with the fiscal quarter in which such Restricted Payment is to be made shall not exceed (i) during the Buyback Period, 3.50 to 1.00 and (ii) at any other time, 3.00 to 1.00; and"

3.   Representations and Warranties. In order to induce the Administrative Agent and the Lenders to enter into this Amendment No. 2, the Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

(a)   Except as previously disclosed in writing to the Lenders or as consented to and waived herein, the representations and warranties made by the Borrower in Article V of the Credit Agreement are true and correct on and as of the date hereof, except that the financial statements referred to in Section 5.01(f) (solely for the purpose of the representation and warranty contained in such Section 5.01(f) but not for the purpose of any cross reference to such Section 5.01(f) or to the financial statements described therein contained in any other provision of Section 5.01 or elsewhere in Article V) shall be those most recently furnished to each Lender pursuant to Section 6.01;

(b)   There has been no material adverse change in the condition, financial or otherwise, of the Borrower and its Restricted Subsidiaries, taken as a whole, or of ATSC and its Subsidiaries, taken as a whole, since the date of the most recent financial reports of the Borrower received by the Administrative Agent and each Lender under Section 6.01 of the Credit Agreement;

(c)   The business and properties of the Borrower and its Restricted Subsidiaries, taken as a whole, and of ATSC and its Subsidiaries, taken as a whole, are not, and since the most recent financial report of the Borrower, ATSC and its Restricted Subsidiaries received by the Administrative Agent and the Lenders under Section 6.01 of the Credit Agreement, have not been, materially adversely affected in any substantial way as the result of any fire, explosion, earthquake, accident, strike, lockout, combination of workers, flood, embargo, riot, activities of armed forces, war or acts of God or the public enemy, or cancellation or loss of any major contracts; and

(d)   No event has occurred and is continuing which constitutes, and no condition exists which upon the consummation of the transaction contemplated hereby would constitute, a Default or an Event of Default under the Credit Agreement as amended hereby which has not been waived and consented to hereby.

4.   Entire Agreement. This Amendment No. 2 sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bind any party hereto, and not one of them has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as in this Amendment No. 2

otherwise expressly stated, no representations, warranties or commitments, express or implied, have been made by any party to the other. None of the terms or conditions of this Amendment No. 2 may be changed, modified, waived or canceled orally or otherwise, except as provided in the Credit Agreement.

5.   <u>Full Force and Effect of Agreement</u>. Except as hereby specifically amended, modified, waived or supplemented, the Credit Agreement and all other Loan Documents are hereby confirmed and ratified in all respects and shall remain in full force and effect according to their respective terms.

6.   <u>Conditions Precedent</u>. The effectiveness of this Amendment No. 2 shall be subject to the conditions precedent that the Administrative Agent shall have received twelve (12) fully executed originals of this Amendment No. 2, executed by the Required Lenders.

7.   <u>Counterparts</u>. This Amendment No. 2 may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

8.   <u>Governing Law</u>. This Amendment No. 2 shall in all respects be governed by the laws and judicial decisions of the State of New York.

9.   <u>Enforceability</u>. Should any one or more of the provisions of this Amendment No. 2 be determined to be illegal or unenforceable as to one or more of the parties hereto, all other provisions nevertheless shall remain effective and binding on the parties hereto.

10.   <u>Successors and Assigns</u>. This Amendment No. 2 shall be binding upon and inure to the benefit of each of the Borrower, the Lenders and the Administrative Agent and their respective successors, assigns and legal representatives; <u>provided</u>, however, that the Borrower, without the prior consent of all the Lenders, may not assign any rights, powers, duties or obligations hereunder.

11.   <u>Consent of Guarantors</u>. Each of the Guarantors by its execution and delivery hereof (i) consents and agrees to the amendments to the Loan Documents set forth herein and (ii) reaffirms its obligations set forth in the ATSC Guaranty or the Subsidiary Guaranty, as applicable, and each other Loan Document to which it is a party.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed by their duly authorized officers, all as of the day and year first above written.

ANN TAYLOR, INC., as Borrower

By: /s/ James Smith
Name: James Smith
Title: SVP, Chief Financial Officer

ANN TAYLOR DISTRIBUTION SERVICES, INC.
ANN TAYLOR RETAIL, INC.
ANNCO, INC.

By: /s/ James Smith
Name: James Smith
Title: SVP, Chief Financial Officer

ANN TAYLOR STORES CORPORATION

By: /s/ James Smith
Name: James Smith
Title: SVP, Chief Financial Officer

BANK OF AMERICA, N.A., as Administrative Agent

By: /s/ Dan M. Killian
Name: Dan M. Killian
Title: Managing Director

BANK OF AMERICA, N.A., as a Lender

By: /s/ Dan M. Killian
Name: Dan M. Killian
Title: Managing Director

JPMORGAN CHASE BANK
(formerly known as The Chase Manhattan Bank)

By: /s/ James A. Knight
Name: James A. Knight
Title: Vice President

WACHOVIA BANK, National Association
(formerly known as First Union National Bank)

By: /s/ Susan T. Vitale
Name: Susan T. Vitale
Title: Vice President

FLEET NATIONAL BANK

By: /s/ Kathleen Dimock
Name: Kathleen Dimock
Title: Director

THE CIT GROUP/BUSINESS CREDIT, INC.

By: /s/ Peter L. Skavla
Name: Peter L. Skavla
Title: Senior Vice President

U.S. BANK, NATIONAL ASSOCIATION (formerly known as FirstStar Bank, N.A.)

By: /s/ Thomas L. Bayer

Name: Thomas L. Bayer

Title: Vice President

**TRANSAMERICA BUSINESS CAPITAL
CORPORATION**

By: /s/ Perry Vavoules
Name: Perry Vavoules
Title: Executive Vice President

BANK LEUMI USA

By: /s/ John Koenigsberg
Name: John Koenigsberg
Title: First Vice President

By: /s/ Phyllis Rosenfeld
Name: Phyllis Rosenfeld
Title: Vice President

FIFTH THIRD BANK

By: /s/ Ann Pierson

Name: Ann Pierson

Title: Corporate Banking Officer
